

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

29 April 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03022299

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 April 2003 as published in the South China Morning Post in Hong Kong on 29 April 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 6/6

E\tn\cwtc\2003-1Q\ltr.doc3



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SUMMARY

On 28 April 2003, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2003 which will be published in the newspapers in PRC on 29 April 2003. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 28 April 2003, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2003 which will be published in the newspapers in PRC on 29 April 2003. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT FOR THE FIRST QUARTER ENDED 31 MARCH 2003 – UNAUDITED

	For the first quarter ended 31 March			
	2003		2002	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	18,921	156,611	18,897	156,405
Less: Cost of sales	(7,502)	(62,095)	(8,524)	(70,556)
Business tax & surcharge	(952)	(7,880)	(934)	(7,729)
Profit from principal activity	10,467	86,636	9,439	78,120
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(183)	(1,515)	(82)	(682)
Administrative expenses	(1,324)	(10,959)	(1,020)	(8,439)
Add: Financial income	149	1,233	174	1,438
Operating profit	9,109	75,395	8,511	70,437
Add: Investment gain/(loss)	(15)	(124)	(136)	(1,126)
Subsidy	–	–	–	–
Non-Operating income	82	679	90	743
Less: Non-Operating expenses	–	–	–	(3)
Gross Profit	9,176	75,950	8,465	70,051
Less: Income tax	(3,033)	(25,104)	(2,840)	(23,508)
Minority interests	–	–	–	–
Net Profit	6,143	50,846	5,625	46,543

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 28 April 2003